Exhibit 2
RA Capital Management, LLC
20 Park Plaza, Suite 905
Boston, MA 02116
September 13, 2010

TO:	Mr. Roger L. Hawley Dr. Amir Kalali Dr. Jay D. Kranzler Mr. Jon W. McGarity Dr. Perry B. Molinoff Dr. Tina S. Nova Mr. Daniel H. Petree
To the Board of Directors of Cypress:
We are a large stockholder of Cypress Bioscience, Inc. (the “Company”), having beneficial ownership over approximately 2,000,000 shares of the Company’s outstanding common stock. We are writing in response to the Company’s August 6, 2010 press release that publicly announced that the Board of Directors of the Company (the “Board”) rejected the offer previously made by Ramius LLC (“Ramius”) to purchase all of the issued and outstanding capital stock of the Company at a price of $4.00 per share. The Company’s press release stated that the Board rejected the offer by Ramius because it was not in the best interests of all of the Company’s stockholders and that the Company would continue to work with Jefferies & Company, Inc. and Perella Weinberg Partners to evaluate strategic alternatives.
We consider the Company’s stated objective, to “evaluate strategic alternatives”, to be too vague for our comfort given that the Company has just rejected the opportunity to negotiate with a potential acquirer. We would like to be explicit about what courses of action we would like the Company to take to represent our best interests so that the Company and the Board do not need to speculate on this matter. Certainly we do not speak for all stockholders but we are confident, given the recent trading history of Cypress stock, that many would agree with our position.
We are confident that it would be in the best interests of all stockholders for the Company to enter into immediate negotiations with Ramius and any other party for an acquisition of the Company at a price of $4.00/share or higher. However, even if the best offer the Company could come up with were as low as $3.00/share, taking this offer would represent a better outcome for all shareholders, in our opinion, than continuing to spend the Company’s remaining cash and royalty income on the current ill-conceived pipeline and on in-licensing new compounds. If the Company or the Board decides to contemplate the Company’s options for longer than an additional two weeks, we would like to see the Company stop all spending and distribute all current cash immediately to the Company’s shareholders, keeping only enough to fund the auction of the Savella royalty, whose proceeds we would also want the Company to distribute as soon as possible.
If the Company and the Board are convinced that there is value in the Company’s pipeline, the Company can try to raise additional capital from investors to fund the development of those programs but the Company most certainly does not have our support in spending the Company’s existing cash or royalty income on these new programs. We think the Company and the Board will discover that there is just as little interest among investors in the Bioline drug when the Company is pitching the story as when Bioline was pitching it in the year preceding the Company’s deal with them. The same is true for the other two assets the Company recently in-licensed.
We recognize that the Company and the Board may dismiss our letter in the same manner that the Company and the Board have dismissed Ramius on several occasions. Therefore, we would like to take this opportunity to create a public record urging the Company and the Board not to do so and stating very clearly that this is not in the best interests of any of the Company’s stockholders.

The Record
As of June 30, 2010, the Company had $2.73/share of cash, royalties exceeding $0.32/share expected over the next 12 months, and a plan to create additional value by spending the cash on new drug development.
However, in the month following the announcement of the Bioline licensing agreement (June 21, 2010), over 37 million shares representing the majority of the Company’s float traded below $2.50/share, with 10 days of trading at or below $2.25, and the stock hit a low of $2.09. There is absolutely no question that the overwhelming vote of the shareholders during that period was that the Company had made a mistake. They assigned a negative (less than zero) value to the Company’s pipeline and its business plan, and concluded that the Company had destroyed value by committing cash and future resources to the Bioline drug. We know this is what shareholders concluded because of the extensive, deliberate, and prolonged selling of shares by shareholders at a price that reflected a below-cash value of the whole company.
For an entire month, investors weighed the evidence and concluded that the Company and its pipeline were worth less than zero. Had the stock price recovered quickly, within a few days, one could have assumed that the drop in price was due to a transient inefficiency caused by a few investors not appreciating the merits of the licensing deal while savvier investors stepped in to snap up shares and bid them back up to pre-deal price. But to have such high volume selling at stock prices below the cash per share for such a long time is nothing short of damning.
When on July 19, 2010 Ramius announced their desire to negotiate for an acquisition of Cypress for a price of $4.00/share, the stock rapidly rose to trade over $3.00/share, with 44 million shares trading at an average price of $3.52/share from July 19th through August 25th. Again, there can be no question that the majority vote of the shareholders during that period was that the prospect of being bought out by Ramius or anyone at $4.00/share or higher was more compelling than pursuing the Company’s current business plan.
We consider the recent trading history of the stock to be clear evidence that shareholders thought that the Company had a positive enterprise value prior to the Bioline announcement, that it had a negative enterprise value after the Bioline announcement (anticipating that management would burn cash without creating value), and that the only way they will generate a return on their investment is if the Company were sold to Ramius or another acquirer.
In case there was any doubt, one can even see how on August 26th, immediately after the Company announced the in-licensing of two more drugs, the stock sold off again over several days with high volume. Given that Ramius has offered $4.00/share to buy the company, why would shareholders sell the stock on this news for as much as a 22% discount to this price (stock sold for a low of $3.13/share on August 31, 2010) unless, as a result of the news, they were now more fearful than before that management was intent on blocking the sale of the Company to Ramius or another suitor.
The fact is that the Company’s stock is now held to a large extent by shareholders who believe that there is more value in selling the Company to Ramius or a higher bidder in an expeditious manner than in letting the Company continue to operate as it has been. Management and the Board may think that many of these shareholders bought the stock recently and somehow their interests are less important than the interests of shareholders that the Company considers loyal to its long-term strategy. The fact is that a huge number of these “loyal” shareholders voted with their feet and couldn’t sell their stock fast enough well under the $4.00/share Ramius is now offering for the Company. Had you not disappointed those shareholders who believed your pipeline had value, they may have remained shareholders, you would have had a mandate to continue with your plans to operate the Company as you had been doing, and your stock would have reflected your shareholders’ support of your plan by trading with a positive enterprise value.
But now, in light of the large trading volume in the stock since the Ramius offer was announced and the fact that the stock price traded up as a result of the Ramius offer, it is clear that many of your current shareholders actually bought stock thinking that it would be a good outcome if the Company were sold at a price of $4.00 per share or higher. The greatest fear of your current stockholders is that management and the Board might actually choose not to sell the Company at a price of $4.00 per share or higher and that all of the Company’s cash will be spent on its pipeline. The Company now has a new set of shareholders who see value in a different strategy, and it is the fiduciary duty of the Board and management to consider their best interests. If management or the Board has any doubts that the Company’s current shareholders want management and the Board to sell the company for $4.00/share or more to Ramius or another acquirer, then you should call a shareholder meeting and give everyone a chance to vote. But do not claim that rejecting any negotiations with Ramius is somehow in shareholders’ best interests; negotiations with Ramius are exactly what shareholders want from management and the Board.
Appeal to Individual Board Members
We feel it is necessary to appeal to each of you individually to make sure that you understand that shareholders hold you personally responsible, as members of the Board and presumed fiduciaries, and that each of you will be to blame if you continue to allow the Company to neglect shareholders’ best interests by spurning direct negotiations with interested potential acquirers such as Ramius.
Mr. Roger Hawley, you are currently the CEO of a private company, Zogenix, which has just filed an S-1 to go public. Zogenix, no doubt, has investors to whom you answer and whose interests you represent. You are also on the board of other companies that depend on the support of investors. What message are you sending current investors and prospective investors of all your other companies when, against the publicly expressed wishes of major shareholders of the Company, you continue to support a business plan for the Company that is preventing the Company’s shareholders from realizing a return on their investment? The Company has for years now been wasting its resources on one failed in-licensed program after another, as was outlined clearly in Arcadia Capital Advisors’s most recent letter (September 7, 2010) to the Board. Management has a track record that suggests to us that they have been running the company as their own personal non-profit CRO. We ask that you put a stop to this ongoing violation of Cypress shareholders’ interests. If you do not, should current and future shareholders of Zogenix worry that the same thing is going to happen to them someday?
Dr. Amil Kalali, given your current role as Vice President of Medical and Scientific Services at Quintiles, a respected global CRO, we can appreciate that you are an insightful board member when it comes to matters of how to run clinical trials. We see from your bio that you sit on many scientific advisory boards and on the boards of non-profit organizations. But, from your bio, it would appear that serving on the Cypress board is among the first of your experiences as a fiduciary of a public company. We ask that you give very careful consideration to whether you are currently representing shareholders’ best interests when you support the Company’s plan to spend its cash and royalty stream on clinical programs. You must have a great appreciation for the risks of drug development. What we have tried to make clear in this letter is that the Company’s shareholders do not want to see the Company risk its current cash and the value of its royalty stream on these programs. In light of this, why are you continuing to substitute your judgment for that of the shareholders’ as to what is in their best interests?
Mr. Jon McGarity, your biography mentioned that you run EthiX Associates, which specializes in pharmaceutical business planning and strategy. You clearly understand the risks of drug development, the value of cash, and the importance of taking shareholders’ perspective into account when risking their cash on drug development. You have the expertise to appreciate that Cypress could very well lose all of its cash and squander its royalty stream on these new programs that better capitalized companies were willing to pass on (Note: It is clear that Bioline, Alexza, and Marina had all shopped them around; all three are public companies eager to maximize value). CNS drugs, in particular, are extremely difficult to bring to market because of the high safety hurdles, difficultly in finding good animal models, and especially the subjective endpoints susceptible to placebo-effect. It’s up to the management team to match the right investors with their plan. However, management does not have the support of the Company’s shareholders, who would prefer to see management preserve cash and sell the Company. Maybe the key question is, if you bundled Cypress’ three new drugs into a brand new company, would you be able to raise capital from new investors to fund further development? If you think so, then we urge you to spearhead this effort. However, the current shareholders are clearly distressed at the prospect of the Company pursuing this agenda using shareholders’ current cash and royalty stream. While shareholders are unable to call a Special Meeting in which to voice their best interests, we are confident that, with your years of experience, you must have a good sense of what shareholders would say if you were to ask them. We therefore ask you to do the right thing and stop the Company from risking current shareholders’ capital on these new programs and grant shareholders the opportunity to realize a return on their investment by selling the Company to Ramius or a higher bidder.

Dr. Perry Molinoff, your bio highlights your considerable experience in neuroscience and CNS drug development. We know you appreciate the risks involved in this field, especially since you also presided over the challenging development of Palatin’s melanocortin agonist and the associated loss of shareholders’ capital. We ask that you explain to your fellow board members the tremendous risks involved in each of the three programs that the company wants to pursue, including schizophrenia, smoking cessation, and autism. The last indication in particular may as well be a science project given the lack of validated endpoints and untested regulatory process. These indications do represent areas of great unmet need, but if pharmaceutical companies flush with cash did not see fit to spend a tiny fraction of their billions of dollars developing these drugs, why are you prepared to allow a small and clearly under-capitalized company like Cypress to spend what little cash it has on such risky programs? Why are you and the rest of the Board so willing to take the risk of supporting this strategy in the face of clear shareholder opposition? We ask that you participate in a frank and open discussion of the risks of pursuing CNS drug development with your fellow board members and then vote to allow shareholders to realize the upside of letting Ramius or a higher bidder acquire the company and dispatch the pipeline as they see fit; if those drugs have any value, someone else will bid on them.
Dr. Tina Nova, you serve on a number of boards and have been involved with many companies and therefore have the experience to know that supporting the Company’s plan to spend shareholders’ capital in the hope of hitting a home run despite the opposition of shareholders is a losing proposition. Any company looking for additional board members will consider the message it would be sending to its shareholders if it were to appoint a Cypress Board member. If you want that message to be that the Cypress Board knows the value of shareholders’ capital and how not to waste it, then please consider that the proper course of action is to put a stop to the Company’s wasteful strategy immediately and push through the sale of the Company.
Mr. Daniel Petree, your biography shows that you have experience in investment banking and manage a boutique firm, which no doubt gives you expertise in executing transactions not unlike the three Cypress recently completed. We assume that you supported the Bioline deal but didn’t realize at the time that shareholders would disapprove of it and would vote against it by selling the shares to the point where the Company’s enterprise value was negative. Now you know how unhappy shareholders are about the deal, which you and Jay Kranzler spearheaded as the only two members of both the Finance Committee and Strategic Committee, an arrangement we think was unwise and which the rest of the board should not have condoned. And now that you know, we believe that it is incumbent on you to serve as a proper fiduciary to your shareholders, even if that means voting in favor of making the best effort to sell the Company quickly and therefore negotiating with Ramius. If the assets you helped identify have clinical value, they will find a new home.
And finally, Dr. Jay Kranzler, it was our sincere hope that you would have done the right thing by entering into discussions with Ramius after their first letter and quickly sought other buyers. But the fact that you both rejected Ramius’ request to enter into discussions and then in-licensed two more drugs demonstrated a shocking disregard of the interests of Cypress shareholders. You teach a course on the business of biotechnology at The Rady School of Management at UC San Diego and are its sole Executive in Residence; you could still be remembered as a recognized authority on the drug repurposing paradigm but if you continue down this path we think that you will most likely be remembered as a poignant business lesson to students and executives alike on what not to do when at the helm of a company. We wish your board had steered you better.
From our conversations with you over the years, we felt that you understood the importance of having a mandate from your shareholders to risk capital on drug development in a calculated and prudent manner. Instead, we have watched you steer Cypress towards excessively risky programs, squandering the resources of the Company, and cause the Company’ stock to trade for less than cash value. This Company is not your personal non-profit research organization. Yes, it would be wonderful to find a treatment for autism, help people stop smoking, and give patients with schizophrenia respite from their debilitating symptoms. Under the right circumstances, we might have offered to provide funding to one or more of these programs provided the rest of the business plan were well thought out. But the Company only gets to pursue those goals if it first wins over the shareholders. Instead, you and the Company have been dismissive of the shareholders, not bothering to win their support for the Company’s agenda. The fact that the Company’s stock dropped as much as it did and stayed down for as long as it did after the Bioline announcement is proof that the Company does not have shareholders’ support. The fact that shareholders sold the stock when they saw the Company in-license two more drugs after rejecting Ramius’

offer was proof that they would have preferred that the Company negotiated with Ramius than pursue a scorched-earth policy, spending all the cash so that acquirers lose interest.
To reiterate, we hope management and the Board will do the right thing and immediately negotiate with Ramius and others to sell the Company for the best price you can secure. Until such a transaction is consummated, we would like the Company to cut all spending on every pipeline program and conserve cash.
Sincerely,
RA Capital Healthcare Fund, L.P.
By: RA Capital Management, LLC, its general partner
Peter Kolchinsky
Managing Member